OMNINET MEDIA CORPORATION


April 11, 2006

Mrs. Babette Cooper
Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549-0306

Re:      OmniNet Media Corporation
         Item 4.01 Form 8-K
         Filed March 29, 2006
         File No. 0-28935

Dear Mrs. Cooper:

         We are in receipt of your letter dated April 5th, 2006. This letter serves to respond to your request regarding Item 304(a)(1). Under Item 304 -- Changes In and Disagreements With Accountants on Accounting and Financial Disclosure, Section (a)(1) reads, "If, during the small business issuer's two most recent fiscal years or any later interim period, the principal independent accountant or a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed, then the small business issuer shall state...".

         In response to Item 304(a)(1), enclosed are both a letter and an email from our current auditor, Mendoza Berger Company, L.L.P., which states that our former auditor, Dirocco & Dombrow P.A., did not cooperate with Mendoza Berger Company, L.L.P. in any way, return numerous phone calls, emails, or telexes to Mendoza Berger Company, L.L.P. Furthermore Mendoza Berger Company, L.L.P., has expressed no reliance on the prior auditor, Dirocco & Dombrow P.A. in its reports for OmniNet Media Corporation's two most recent fiscal years or any later interim period.

         In December, 2005 the company and our current auditor contacted Mrs. Stephanie Hunsaker, CPA, Associate Chief Accountant, Office of the Chief Accountant, U. S. Security and Exchange Commission. Our concerns and questions at the time revolved around preparing our 10KSB's and 10QSB statements without the cooperation of our prior auditor. We relayed to her that both the company and the company's current auditor had tried diligently to reach the prior auditor, but with no success. Mrs. Hunsaker considered this dilemma and allowed us to proceed without the reliance upon the prior auditor. Enclosed is a letter from Mrs. Hunsaker regarding this issue.




                               OmniNet Media Corp
              1355 E. Balboa Blvd, Suite A, Newport Beach, CA 92661
                      Phone: 949-701-0979 Fax: 480-247-4086

         In light of the above facts, we are of the opinion that Item 304(a)(1) disclosures are not applicable in this particular case. You have requested an acknowledgement letter from the company, which we have enclosed with this letter.

         We hope that the provided information will provide an adequate response to your April 5, 2006 comments. If you have any further questions or comments, please email us at jimg@omninetmedia.com or call Jim Graves at 949-701-0979.

Sincerely,
OmniNet Media Corporation


/s/ Mitchell Stough
-------------------------
Mitchell Stough
CEO













                               OmniNet Media Corp
              1355 E. Balboa Blvd, Suite A, Newport Beach, CA 92661
                      Phone: 949-701-0979 Fax: 480-247-4086